UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge CB1 9NJ United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Quarterly report for the three and six months ended September 30, 2024.

Incorporation by Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 of Arm Holdings plc (File No. 333-274544), including the prospectus forming a part of such registration statement, and to be a part thereof from the date on which this Report on Form 6-K is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Background and Certain Defined Terms

In this Report, unless otherwise specified, “the Company,” “Arm,” “we,” “our” and “us” refer to Arm Holdings plc and its wholly owned subsidiaries, as the context may require. “The Company” refers (1) to Arm Limited before the corporate reorganization and (2) to Arm Holdings plc after the corporate reorganization.

The term “Annual Report” refers to Arm’s annual report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 29, 2024.

Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, those identified below and those discussed in “Item 3. Key Information—D. Risk Factors” in our Annual Report.
This Report on Form 6-K (this “Quarterly Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this Quarterly Report, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this Quarterly Report are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this Quarterly Report speaks only as of the date on which this Quarterly Report is furnished, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which this Quarterly Report is furnished except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Revenue:
Revenue from external customers	$652	$644	$1,467	$1,179
Revenue from related parties	192	162	316	302
Total revenue	844	806	1,783	1,481
Cost of sales	(32)	(46)	(65)	(77)
Gross profit	812	760	1,718	1,404

Operating expenses:
Research and development	(507)	(626)	(992)	(963)
Selling, general and administrative	(241)	(290)	(480)	(486)
Total operating expense	(748)	(916)	(1,472)	(1,449)
Operating income (loss)	64	(156)	246	(45)
Income (loss) from equity investments, net	(10)	(5)	14	(12)
Interest income, net	29	28	61	52
Other non-operating income (loss), net	(19)	14	(13)	13
Income (loss) before income taxes	64	(119)	308	8
Income tax benefit (expense)	43	9	22	(13)
Net income (loss)	$107	$(110)	$330	$(5)

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.10	$(0.11)	$0.32	$0.00
Diluted	$0.10	$(0.11)	$0.31	$0.00

Weighted average ordinary shares outstanding
Basic	1,049	1,025	1,047	1,025
Diluted	1,063	1,025	1,061	1,025
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Comprehensive Income
(in millions)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Net income (loss)	$107	$(110)	$330	$(5)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	25	(16)	24	(10)
Net change of the effective portion of designated cash flow hedges	14	(14)	15	(14)
Total comprehensive income (loss)	$146	$(140)	$369	$(29)

See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	September 30, 2024	March 31, 2024
Assets:
Current assets:
Cash and cash equivalents	$1,498	$1,923
Short-term investments	860	1,000
Accounts receivable, net (including receivables from related parties of $164 and $182 as of September 30, 2024 and March 31, 2024, respectively)	1,006	781
Contract assets (including contract assets from related parties of $55 and $22 as of September 30, 2024 and March 31, 2024, respectively)	454	336
Prepaid expenses and other current assets	246	157
Total current assets	4,064	4,197
Non-current assets:
Property and equipment, net	291	215
Operating lease right-of-use assets	232	205
Equity investments (including investments held at fair value of $561 and $573 as of September 30, 2024 and March 31, 2024, respectively)	796	741
Goodwill	1,641	1,625
Intangible assets, net	184	152
Deferred tax assets	351	282
Non-current portion of contract assets	273	240
Other non-current assets	254	270
Total non-current assets	4,022	3,730
Total assets	$8,086	$7,927
Liabilities:
Current liabilities:
Accrued compensation and benefits	$104	$298
Tax liabilities	148	147
Contract liabilities (including contract liabilities from related parties of $107 and $107 as of September 30, 2024 and March 31, 2024, respectively)	218	198
Operating lease liabilities	29	27
Other current liabilities (including payables to related parties of $12 and $7 as of September 30, 2024 and March 31, 2024, respectively)	400	835
Total current liabilities	899	1,505
Non-current liabilities:
Non-current portion of accrued compensation	21	20
Deferred tax liabilities	131	135
Non-current portion of contract liabilities	704	717
Non-current portion of operating lease liabilities	229	194
Other non-current liabilities	90	61
Total non-current liabilities	1,175	1,127
Total liabilities	2,074	2,632
Commitments and contingencies (Note 12)

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	September 30, 2024	March 31, 2024
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,088 shares authorized and 1,051 shares issued and outstanding as of September 30, 2024; and 1,088 shares authorized and 1,040 shares issued and outstanding as of March 31, 2024	2	2
Additional paid-in capital	2,519	2,171
Accumulated other comprehensive income (loss)	410	371
Retained earnings	3,081	2,751
Total shareholders’ equity	6,012	5,295
Total liabilities and shareholders’ equity	$8,086	$7,927
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Shareholders’ Equity
(in millions)
(Unaudited)

	Three Months Ended September 30, 2024
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of June 30, 2024	1,048	$2	$2,316	$371	$2,974	$5,663
Net income (loss)	—	—	—	—	107	107
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	14	—	14
Foreign currency translation adjustments, net of tax	—	—	—	25	—	25
Share-based compensation cost	—	—	218	—	—	218
Issuance of vested shares from share-based payment arrangements	3	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	—	—	(15)	—	—	(15)
Balance as of September 30, 2024	1,051	$2	$2,519	$410	$3,081	$6,012

	Three Months Ended September 30, 2023
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of June 30, 2023	1,025	$2	$1,275	$382	$2,562	$4,221
Net income (loss)	—	—	—	—	(110)	(110)
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	(14)	—	(14)
Foreign currency translation adjustments, net of tax	—	—	—	(16)	—	(16)
Share-based compensation cost	—	—	384	—	—	384
Tax withholding on vested shares from share-based payment arrangements	—	—	(23)	—	—	(23)
Reclassification of RSU awards previously liability-classified (1)	—	—	343	—	—	343
Distribution to majority ordinary shareholder related to Pelion IOT Limited	—	—	—	—	(12)	(12)
Balance as of September 30, 2023	1,025	$2	$1,979	$352	$2,440	$4,773
(1)     Includes approximately $129 million of share-based compensation cost recognized in the three months ended September 30, 2023 for restricted share units (“RSU”) awards previously liability-classified.

Arm Holdings plc
Condensed Consolidated Statements of Shareholders’ Equity
(in millions)
(Unaudited)

	Six Months Ended September 30, 2024
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2024	1,040	$2	$2,171	$371	$2,751	$5,295
Net income (loss)	—	—	—	—	330	330
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	15	—	15
Foreign currency translation adjustments, net of tax	—	—	—	24	—	24
Share-based compensation cost	—	—	400	—	—	400
Issuance of vested shares from share-based payment arrangements	11	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	—	—	(52)	—	—	(52)
Balance as of September 30, 2024	1,051	$2	$2,519	$410	$3,081	$6,012

	Six Months Ended September 30, 2023
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2023	1,025	$2	$1,216	$376	$2,457	$4,051
Net income (loss)	—	—	—	—	(5)	(5)
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	(14)	—	(14)
Foreign currency translation adjustments, net of tax	—	—	—	(10)	—	(10)
Share-based compensation cost	—	—	443	—	—	443
Tax withholding on vested shares from share-based payment arrangements	—	—	(23)	—	—	(23)
Reclassification of RSU awards previously liability-classified (1)	—	—	343	—	—	343
Distribution to majority ordinary shareholder related to Pelion IOT Limited	—	—	—	—	(12)	(12)
Balance as of September 30, 2023	1,025	$2	$1,979	$352	$2,440	$4,773
(1)    Includes approximately $212 million of share-based compensation cost recognized in the six months ended September 30, 2023 for RSU awards previously liability-classified.
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Six Months Ended September 30,
	2024	2023
Cash flows provided by (used for) operating activities:
Net income (loss)	$330	$(5)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	87	82
Deferred income taxes	(11)	(17)
(Income) loss from equity investments, net	(14)	12
Share-based compensation cost	400	653
Operating lease expense	18	17
Other non-cash operating activities, net	12	(3)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	(225)	135
Contract assets, net (including contract assets from related parties)	(151)	(87)
Prepaid expenses and other assets	(56)	13
Accrued compensation and benefits	(193)	(442)
Contract liabilities (including contract liabilities from related parties)	7	(72)
Tax liabilities	(68)	(64)
Operating lease liabilities	(21)	(17)
Other liabilities (including payables to related parties)	(399)	(92)
Net cash provided by (used for) operating activities	$(284)	$113

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(65)	(385)
Proceeds from maturity of short-term investments	205	246
Purchases of equity investments	(41)	(11)
Purchases of intangible assets	(16)	(13)
Purchases of property and equipment	(82)	(60)
Net cash provided by (used for) investing activities	$1	$(223)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(31)	(21)
Other financing activities, net	(21)	(6)
Payments of withholding tax on vested shares	(97)	(12)
Net cash provided by (used for) financing activities	$(149)	$(39)

Effect of foreign exchange rate changes on cash and cash equivalents	7	1
Net increase (decrease) in cash and cash equivalents	(425)	(148)
Cash and cash equivalents at the beginning of the period	1,923	1,554
Cash and cash equivalents at the end of the period	$1,498	$1,406

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Six Months Ended September 30,
	2024	2023
Non-cash investing and financing activities:
Non-cash additions in property and equipment	$39	$5
Non-cash additions in intangible assets	$62	$38
Non-cash additions in operating lease right-of-use assets	$42	$13
Non-cash additions of operating lease liabilities	$43	$13
Non-cash additions to equity investments from conversion of certain receivables	$—	$4
Non-cash distributions to shareholders	$—	$12
Non-cash withholding tax on vested shares	$14	$11
Non-cash reclassification of share-based compensation costs	$—	$343

See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)

1 - Description of Business and Summary of Significant Accounting Policies
Description of Business
Arm Holdings plc and its wholly owned subsidiaries (the “Company” and also referred to as “we,” “our” or “us”) is a global leader in the semiconductor industry. The Company’s principal operations are the licensing, marketing, research and development of microprocessors, systems intellectual property (“IP”), graphics processing units, physical IP and associated systems IP, software, tools and other related services.
Corporate Reorganization
In September 2023, the Company completed a board approved corporate reorganization which involved (1) the shareholders of Arm Limited exchanging each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited; and (2) the re-registration of Arm Holdings Limited as a public limited company under the laws of England and Wales at which time its name was changed to Arm Holdings plc. This corporate reorganization was solely for the purpose of reorganizing the Company’s corporate structure, in which Arm Limited became a wholly owned subsidiary of the holding company, Arm Holdings plc. This transfer of equity resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and the same number of ordinary shares as their previous shareholding in Arm Limited. As a result of the corporate reorganization between entities under common control, the historical consolidated financial statements of the Company were retrospectively adjusted for the change in reporting entity. Therefore, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the fiscal year ended March 31, 2024, in our Annual Report.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, which are necessary for the fair statement of the unaudited condensed consolidated balance sheets, income statements, statements of comprehensive income, shareholders’ equity and cash flows for these interim periods. The results for the interim periods are not necessarily indicative of results for the full fiscal year.
Principles of Consolidation
The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries and the Arm Employee Benefit Trust (the “EBT”). All intercompany balances and transactions have been eliminated in consolidation.
The financial statements consolidate all of the Company’s affiliates, and the entities where the Company holds a controlling financial interest, because the Company holds a majority voting interest. The Company reevaluates whether there is a controlling financial interest in all entities when rights and interests change.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates include, but are not limited to, revenue recognition, allowance for expected credit losses, income taxes, share-based compensation, impairment considerations for long-lived assets, fair value estimates and impairment for investments. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Actual results could differ materially from the Company’s estimates.
Recently issued accounting pronouncements not yet adopted
Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures: In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, which requires incremental reportable segment disclosures. The new standard requires that a public entity disclose significant segment expenses, the title and position of the chief operating decision maker (“CODM”), and how the CODM uses the reported measures in assessing performance and deciding how to allocate resources. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. This ASU will result in additional required disclosures being included in our consolidated financial statements when adopted. The Company will adopt this standard in the annual financial statements for the fiscal year beginning April 1, 2024 and interim periods within the fiscal year beginning April 1, 2025.
Income Taxes (Topic 740), Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will likely result in additional required disclosures being included in our consolidated financial statements when adopted. The Company will adopt this standard for the fiscal year beginning April 1, 2025.
Recently issued SEC final rules not yet adopted
In March 2024, the SEC adopted final rules under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires a registrant to disclose climate-related risks that are reasonably likely to have a material impact on its business strategy, results of operations and financial condition. The rules include disclosures relating to climate-related risks and risk management, a registrant's governance of such risks, the financial impact on the audited financial statements, and greenhouse gas emissions. The disclosures will be required prospectively, with information for prior periods required only to the extent it was previously disclosed in an SEC filing. The earliest adoption date starts from the registrant's fiscal year beginning calendar 2025, which is the Company's fiscal year ending March 31, 2026. On April 4, 2024, the SEC determined to voluntarily stay the final rules pending certain legal challenges. The Company is currently evaluating the impact of the adoption of these final rules on its consolidated financial statements and disclosures.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
2 - Balance Sheet Components
Certain balance sheet components are as follows:
Prepaid expenses and other current assets consist of:

	As of
(in millions)	September 30, 2024	March 31, 2024
Research and development tax credit receivables	$107	$68
Prepayments	71	49
Other receivables	68	40
Total prepaid expenses and other current assets	$246	$157
Accrued compensation and benefits consist of:

	As of
(in millions)	September 30, 2024	March 31, 2024
Accrued bonus, commissions, and cash awards	$11	$190
Accrued vacation and sabbatical	84	83
Accrued salaries and fringe benefits	9	25
Total accrued compensation and benefits	$104	$298
Other current liabilities consist of:

	As of
(in millions)	September 30, 2024	March 31, 2024
Employee related payroll taxes and payables (1)	$192	$674
Accrued expenses and fees	105	83
Electronic design automation liabilities	57	40
Trade payables (including payables to related parties of $12 and $7 as of September 30, 2024 and March 31, 2024, respectively)	34	26
Customer deposits	7	7
Finance lease liabilities	5	5
Total other current liabilities	$400	$835
(1)    Employee related payroll taxes and payables are primarily related to vested RSUs during the quarter and paid in the subsequent quarter.
3 - Revenue
Revenue Recognition
Revenue for the Company’s major product offerings consists of the following:
License and Other Revenue
•Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, the Company also provides customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty Revenue
For most IP license agreements, royalties are collected on products that incorporate the Company’s IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Disaggregation of Revenue
A summary of the Company’s disaggregated revenue is as follows:

	Three Months Ended September 30,
	External Customers		Related Parties		Total
(in millions)	2024	2023	2024	2023	2024	2023
License and Other Revenue (1)	$240	$294	$90	$94	$330	$388
Royalty Revenue	412	350	102	68	514	418
	$652	$644	$192	$162	$844	$806
(1)    Includes over-time revenue of $120 million and $30 million, and point-in-time revenue of $210 million and $358 million, for the three months ended September 30, 2024 and 2023, respectively.

	Six Months Ended September 30,
	External Customers		Related Parties		Total
(in millions)	2024	2023	2024	2023	2024	2023
License and Other Revenue (1)	$681	$474	$121	$189	$802	$663
Royalty Revenue	786	705	195	113	981	818
	$1,467	$1,179	$316	$302	$1,783	$1,481
(1)    Includes over-time revenue of $196 million and $47 million, and point-in-time revenue of $606 million and $616 million, for the six months ended September 30, 2024 and 2023, respectively.
Revenue by geographic region is allocated to individual countries based on the principal headquarters of the customers. The geographical locations are not necessarily indicative of the country in which the customer sells products containing the Company’s technology IP. The following table summarizes information pertaining to revenue from customers based on the principal headquarters address by geographic regions:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2024	2023	2024	2023
United States	$292	$331	$850	$623
PRC (1)	193	178	321	319
Taiwan	155	166	270	281
Republic of Korea	76	62	139	107
Other countries	128	69	203	151
Total	$844	$806	$1,783	$1,481
(1)    “PRC” means the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Receivables
A summary of the components of accounts receivable, net is as follows:

	As of
(in millions)	September 30, 2024	March 31, 2024
Trade receivables	$617	$405
Royalty receivables	408	379
Total gross receivables	1,025	784
Allowance for current expected credit losses	(19)	(3)
Total accounts receivables, net	$1,006	$781
A summary of the movement in the allowance for current expected credit losses is as follows:

(in millions)	Total
Balance as of March 31, 2024	$3
Additional provision	16
Balance as of September 30, 2024	$19
Contract Assets
The timing of revenue recognition may differ from the timing of invoicing to customers. When revenue recognized exceeds the amount billed to the customer, the Company records a contract asset. Contract assets increased by $538.2 million and $663.9 million due to the timing of billings to customers, which fell into subsequent periods, as of September 30, 2024 and March 31, 2024, respectively, offset by $387.0 million and $357.4 million of contract assets transferred to accounts receivable, as of September 30, 2024 and March 31, 2024, respectively. The balance and activity for loss allowances related to contract assets was immaterial for all periods presented.
Contract Liabilities
A reconciliation of the movement in contract liabilities is as follows:

(in millions)	Total
Balance as of March 31, 2024	$915
Customer prepayment and billing in advance of performance	180
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(98)
Revenue recognized in the period that was included in the contract liability balance during the period	(75)
Balance as of September 30, 2024	$922
Satisfied Performance Obligations
For the three months ended September 30, 2024 and 2023, revenue recognized from previously satisfied performance obligations in prior reporting periods was $516.5 million and $421.5 million, respectively. For the six months ended September 30, 2024 and 2023, revenue recognized from previously satisfied performance obligations in prior reporting periods was $987.3 million and $820.8 million, respectively. These amounts primarily represent royalties earned during the period.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Remaining Performance Obligations
Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
The Company has elected to exclude potential future royalty receipts from the disclosure of remaining performance obligations. In certain arrangements, the Company’s right to consideration may not correspond directly with the performance of obligations. Revenue recognition for specified IP occurs upon delivery or beginning of license term, whichever is later. For certain subscription offerings, revenue allocated to unspecified future IP is recognized over-time, on a straight-line basis over the delivery period, commencing upon the later of the effective date of the arrangement and the transfer of the initial available IP license.
As of September 30, 2024, the aggregate transaction price allocated to remaining performance obligations was $2,385.0 million and there were no non-cancellable or non-refundable committed funds received from certain customers, where the parties are in negotiations regarding the enforceable rights and obligations of the arrangement.
The Company expects to recognize approximately 27% of the remaining performance obligations as revenue over the next 12 months, 16% over the subsequent 13-to 24-month period, and the remainder thereafter.
4 - Equity Investments
A summary of the components of equity investments is as follows:

	As of
(in millions)	September 30, 2024	March 31, 2024
Equity method investments under fair value option	$561	$573
Equity investment in publicly listed company	84	—
Equity method investments under equity method	11	11
Non-marketable equity securities	140	157
Total equity investments	$796	$741
Income (loss) from equity investments, net is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2024	2023	2024	2023
Equity investment in publicly listed company	$2	$—	$29	$—
Equity method investments (1)	(12)	(4)	(12)	(14)
Non-marketable equity securities (includes NAV)	—	(1)	(3)	2
Total income (loss) from equity investments, net	$(10)	$(5)	$14	$(12)
(1)Includes equity method investments where the Company elected the fair value option, including those under the net asset value (“NAV”) practical expedient, along with investments accounted for under the equity method.
Equity method investments under fair value option
The Company elected the fair value option to account for certain equity method investments in Acetone Limited and Ampere Computing Holdings LLC (“Ampere”). See discussion below, along with Note 7 - Fair Value, for further information.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the funds based on the indicated market values of the underlying assets or investment portfolios. As of September 30, 2024 and March 31, 2024, the carrying value of equity method investments under the fair value option measured at NAV was $104.0 million and $106.2 million, respectively.
For the three months ended September 30, 2024 and 2023, the Company recognized gains and (losses) from changes in fair value of $(2.4) million and $2.1 million, respectively, for equity method investments accounted for under the NAV practical expedient. For the six months ended September 30, 2024 and 2023, the Company recognized gains and (losses) from changes in fair value of $(2.8) million and $1.6 million, respectively, for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income (loss) from equity investments, net in the Condensed Consolidated Income Statements.
Acetone Limited
As of September 30, 2024 and March 31, 2024, the carrying value of the Company’s equity method investment in Acetone Limited was $67.5 million and $76.5 million, respectively. For the three months ended September 30, 2024 and 2023, the Company recognized fair value losses of $9.0 million and $6.0 million, respectively, for its investment in Acetone Limited in income (loss) from equity investments, net in the Condensed Consolidated Income Statements. For the six months ended September 30, 2024 and 2023, the Company recognized fair value losses of $9.0 million and $15.6 million, respectively, for its investment in Acetone Limited in income (loss) from equity investments, net in the Condensed Consolidated Income Statements.
Ampere
As of September 30, 2024 and March 31, 2024, the carrying value of the Company’s equity method investment in Ampere was $389.8 million. For the three and six months ended September 30, 2024 and 2023, the Company did not recognize any fair value gains or losses for its investment in Ampere.
As of September 30, 2024 and March 31, 2024, the outstanding balance of the convertible promissory note with Ampere was $33.1 million and $32.4 million, respectively, which is included in other non-current assets on the Condensed Consolidated Balance Sheets. The Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere as of September 30, 2024.
Equity investment in publicly listed company
In June 2024, the Company purchased $35.3 million of Raspberry Pi Holdings plc’s (“Raspberry Pi”) ordinary shares in the initial public offering of Raspberry Pi, which is now a publicly listed company. As of September 30, 2024, the carrying value for this equity investment was $84.2 million, which included a pre-initial public offering investment carrying value of $20.0 million classified as non-marketable equity securities as of March 31, 2024. For the three and six months ended September 30, 2024, the Company recognized fair value gains of $1.9 million and $28.9 million, respectively, for its equity investment in Raspberry Pi in income (loss) from equity investments, net in the Condensed Consolidated Income Statements.
Non-marketable Equity Securities
Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of September 30, 2024 and March 31, 2024, the carrying value of assets measured at NAV was $16.3 million and $17.8 million, respectively.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
For the three months ended September 30, 2024 and 2023, the Company recognized gains and (losses) of $0.1 million and $(0.3) million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient. For the six months ended September 30, 2024 and 2023, the Company recognized gains and (losses) of $(1.6) million and $2.2 million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient.
In June 2023, the Company entered into a subscription letter with a subsidiary of SoftBank Vision Fund L.P. (“SoftBank Vision Fund”) and Kigen (UK) Limited (“Kigen”), an entity of which SoftBank Vision Fund indirectly owned 85% of the share capital on a fully diluted basis with the remainder comprising management incentives. Pursuant to the subscription letter, the Company and this subsidiary of SoftBank Vision Fund each invested $10.0 million paid in cash in exchange for preference shares of Kigen. During the three months ended September 30, 2024, the Company invested another $5.0 million in cash in exchange for preference shares of Kigen. As of September 30, 2024, the carrying value of the Company’s preference shares of Kigen was $15.0 million. The preference shares are convertible into common shares of Kigen and are entitled to full dividends, distribution and voting rights. The Company does not have significant influence or control over Kigen and elected to apply the measurement alternative for this investment.
The Company elected to apply the measurement alternative to all other non-marketable equity securities. Under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions.
The components of gains and (losses), which primarily include unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient, are as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2024	2023	2024	2023
Observable price adjustments on non-marketable equity securities (includes NAV)	$—	$(1)	$(2)	$2
Impairment of non-marketable equity securities	—	—	(1)	—
Total income (loss) from equity investments in non-marketable securities, net	$—	$(1)	$(3)	$2
All equity method investments held by the Company are considered long-term to enable ecosystem growth and are classified as non-current assets. For the three months ended September 30, 2024 and 2023, the Company recognized $1.0 million and $1.8 million, respectively, in dividends from equity investments measured using the NAV practical expedient. For the six months ended September 30, 2024 and 2023, the Company recognized $1.1 million and $2.1 million, respectively, in dividends from equity investments measured using the NAV practical expedient. The total amount of financial commitments to existing investees of the Company not provided for in the condensed consolidated financial statements was $19.1 million and $19.9 million as of September 30, 2024 and March 31, 2024, respectively.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
5 - Financial Instruments
Loans and Other Receivables
Loans and other receivables carried at amortized cost, included in other non-current assets on the Condensed Consolidated Balance Sheets, is as follows:

	As of
(in millions)	September 30, 2024	March 31, 2024
Loans and other receivables carried at amortized cost
Loans receivable	$27	$26
Other receivables	10	12
Allowance for current expected credit losses	(20)	(19)
Loans and other receivables carried at amortized cost, net	$17	$19
The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.
Loans receivable
As of September 30, 2024 and March 31, 2024, the Company had a loan receivable of $16.4 million and $16.2 million, respectively, from Arduino SA (“Arduino”), a related party, that was fully impaired for the periods presented.
As of September 30, 2024 and March 31, 2024, the Company had a four-year loan of $3.2 million and $3.1 million, respectively, issued to Cerfe Labs, Inc, a related party, that was fully impaired for the periods presented.
The remaining balance of loans receivables as of September 30, 2024 and March 31, 2024 comprised two five-year loans totaling $7.4 million and $6.9 million, respectively, issued to Allia Limited.
Other receivables
As of September 30, 2024 and March 31, 2024, balances included in other receivables pertain to lease deposits and other receivables.
Convertible Loans Receivable
In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere, which is included in other non-current assets on the Condensed Consolidated Balance Sheets. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net in the Condensed Consolidated Income Statements. For the three months ended September 30, 2024, the Company did not recognize any gains on this convertible loan receivable. For the three months ended September 30, 2023, the Company recognized gains on this convertible loan receivable of $1.0 million. For the six months ended September 30, 2024 and 2023, the Company recognized gains on this convertible loan receivable of $1.0 million and $1.0 million, respectively.
6 - Derivatives
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk. Certain forecasted transactions, specifically British Pound Sterling (“GBP”) denominated cash flows in the form of research and development and selling, general and administrative expenses are exposed to foreign currency risk.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
As of September 30, 2024, the notional value of outstanding foreign currency forward contracts was £360.0 million and the fair value was $21.0 million. As of March 31, 2024, the notional value of outstanding foreign currency forward contracts was £728.0 million and the fair value was $0.1 million.
The following table presents the notional amounts of the Company’s outstanding derivative instruments:

	As of
(in millions)	September 30, 2024	March 31, 2024
Designated as cash flow hedges
Foreign currency forward contracts	$461	$919
The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets		Derivative Liabilities
	As of		As of
(in millions)	September 30, 2024	March 31, 2024	September 30, 2024	March 31, 2024
Designated as cash flow hedges
Foreign currency forward contracts	$21	$4	$—	$4
Cash Flow Hedge Gains (Losses)
The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2024	2023	2024	2023
Condensed Consolidated Statements of Comprehensive Income:
Change in gains (losses) recognized in accumulated other comprehensive income on cash flow hedge derivatives	$29	$(12)	$25	$(2)
(Gains) losses reclassified from Accumulated other comprehensive income into income	(10)	(6)	(5)	(16)
Income tax benefit (expense) on cash flow hedges	(5)	4	(5)	4
Net change in fair value of the effective portion of designated cash flow hedges, net of tax (1)	$14	$(14)	$15	$(14)
Condensed Consolidated Income Statements, before tax:
Research and development	$6	$3	$3	$9
Selling, general and administrative expenses	$4	$3	$2	$7
(1)    All amounts reported in accumulated other comprehensive income at the reporting date are expected to be reclassified into earnings within the next 18 months.
For the three and six months ended September 30, 2024 and 2023, the Company’s cash flow hedges were highly effective with immaterial amounts of ineffectiveness recorded in the Condensed Consolidated Income Statements for these designated cash flow hedges, and all components of each derivative instrument’s gain or loss were included in the assessment of hedge effectiveness.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The Company classifies foreign currency forward contracts as Level 2 fair value measurements pursuant to the fair value hierarchy. See Note 7 - Fair Value, for further details.
7 - Fair Value
To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its fair value financial instruments into the three levels prescribed under GAAP. An explanation of each level follows the tables and qualitative disclosures below.
The following table presents the Company’s fair value hierarchy for assets and liabilities measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected, on a recurring basis:

	As of September 30, 2024				As of March 31, 2024
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$1,378	$—	$—	$1,378	$1,744	$—	$—	$1,744
Short-term investments (1)	860	—	—	860	1,000	—	—	1,000
Equity investments (2)	84	—	457	541	—	—	466	466
Convertible loans receivable	—	—	33	33	—	—	32	32
Foreign currency forward contracts	—	21	—	21	—	4	—	4
Total financial assets	$2,322	$21	$490	$2,833	$2,744	$4	$498	$3,246

Financial liabilities
Foreign currency forward contracts	$—	$—	$—	$—	$—	$4	$—	$4
Total financial liabilities	$—	$—	$—	$—	$—	$4	$—	$4
(1)Short-term investments represent term deposits with banks with a maturity between 3 and 12 months.
(2)In accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10, Fair Value Measurements, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.
In June 2024, Raspberry Pi, a company in which the Company has an equity investment, listed its shares publicly and became actively traded in the market. Given the investment now has a published price quotation in an active market, the investment no longer qualifies for the measurement alternative and the equity investment is now measured at fair value (Level 1) prospectively in accordance with ASC 820, Fair Value Measurements, as of the date of the remeasurement event, the initial public offering of Raspberry Pi.
The following tables summarize changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities:
Equity Method Investments

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2024	2023	2024	2023
Fair value of financial assets at the beginning of the period	$466	$472	$466	$482
Fair value losses recognized in the Condensed Consolidated Income Statements	(9)	(6)	(9)	(16)
Fair value at the end of the period	$457	$466	$457	$466

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Convertible Loans Receivable

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2024	2023	2024	2023
Fair value of financial assets at the beginning of the period	$33	$31	$32	$31
Fair value gains recognized in the Condensed Consolidated Income Statements	—	1	1	1
Fair value at the end of the period	$33	$32	$33	$32
See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.
Equity Method Investments
The Company elected the fair value option in accordance with the guidance in ASC 825, Financial Instruments (“ASC 825”), for its investments in Acetone Limited and Ampere. The Company initially computed the fair value for its investments consistent with the methodology and assumptions that market participants would use in their estimates of fair value with the assistance of a third-party valuation specialist or based on inputs from the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because the Company estimates the fair value of the investments using the (i) the market-calibration approach based on the guideline public company method, (ii) subject to availability of sufficient information, the income approach based on the discounted cash flow method, or (iii) the probability-weighted, expected return (“PWER”) approach.
The market-calibration approach considers valuation multiples that are calibrated to the valuation as of the prior valuation date (i.e., quarterly) based on: (a) changes in the broader market or industry; (b) changes in the guideline public companies; and (c) changes in the investee’s operating and financial performance. The fair value computation under this approach includes a key assumption for the range of valuation multiples (i.e., enterprise value or revenue), which requires significant professional judgment by the valuation specialist and is based on observable inputs (e.g., market data) and unobservable inputs (e.g., market participant assumptions).
The PWER approach is based on discrete future exit scenarios to determine the value of various equity securities. Under the PWER approach, the share value today is based on the probability-weighted, present value of expected future distributions, taking into account the rights and preferences of each debt and equity class. The Company considers an initial public offering scenario, a sale scenario, and a scenario assuming continued operation as a private entity for future exit scenarios. The fair value computation under this approach includes key assumptions for time to liquidity outcomes, discounted rate, and present value factors.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following tables provide quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of September 30, 2024 and March 31, 2024
(in millions)	Fair value as of September 30, 2024	Fair value as of March 31, 2024	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$457	$466	Acetone Limited – Market-Calibration or discounted cash flow	LTM Revenue Multiple	1.2x - 1.4x
			Ampere – PWER	Probability of exit event	100%
				Time to future exit scenario	1.5 years
				Discount rate	17.6%
Convertible Loans Receivable—Ampere
In December 2021, the Company acquired a $29.0 million convertible promissory note in Ampere, which is included in other non-current assets on the Condensed Consolidated Balance Sheets. As of September 30, 2024 and March 31, 2024, the Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere. As of September 30, 2024 and March 31, 2024, the Company has not converted any of its convertible promissory note into equity.
The fair value of the Ampere convertible loan is based upon significant unobservable inputs, including the use of a probability weighted discounted cash flows model, requiring the Company to develop its own assumptions. Therefore, the Company has categorized this asset as a Level 3 financial asset.
Some of the more significant unobservable inputs used in the fair value measurement of the convertible loan include applicable discount rates, the likelihood and projected timing of repayment or conversion, and projected cash flows in support of the estimated enterprise value of Ampere. Changes in these assumptions, while holding other inputs constant, could result in a significant change in the fair value of the convertible loan.
If the amortized cost of the convertible loan exceeds its estimated fair value, the security is deemed to be impaired, and must be evaluated for the recognition of credit losses. Impairment resulting from credit losses is recognized within earnings, while impairment resulting from other factors is recognized in other comprehensive income (loss). As of September 30, 2024 and March 31, 2024, the Company has not recognized any credit losses related to this convertible loan.
The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis as of September 30, 2024 and March 31, 2024.
Currency Exchange Contracts
For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
8 - Shareholders’ Equity
Employee Benefit Trust
In September 2023, the Company established the EBT, constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. The Company has the power to appoint and remove the trustee and therefore, consolidates the trust. The EBT may acquire newly issued ordinary shares or American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, at a nominal value or the trustee of the EBT has the power to acquire ordinary shares or ADSs of the Company in the open market, which purchases may be funded by one or more loans from the Company to the EBT or non-repayable gifts made by the Company to the EBT. As of September 30, 2024 and March 31, 2024, the EBT held a nominal number and 1 million, respectively, of ADSs purchased from the Company at par value. The market value of ADSs held by the EBT on September 30, 2024 and March 31, 2024 was $0.1 million and $75.4 million, respectively. These ADSs are expected to be transferred out of the EBT to settle future vesting of share-based compensation for employees. As the EBT is consolidated by the Company, ordinary shares or ADSs held by the EBT are considered authorized and issued but not outstanding for the computation of earnings per share.
9 - Share-based Compensation
Share-based Compensation
RSUs and performance share units (“PSUs”) were granted to employees, certain executive officers, and non-executive directors of the Company and require continuous service through the vesting date.
The Company expenses share-based compensation over the requisite service period of the awards, which is generally equivalent to the vesting term. Compensation cost is recorded only for those awards expected to vest.
The fair value of RSUs is determined on the date of grant for equity-classified awards.
The Company estimates forfeitures based on employee level, economic conditions, time remaining to vest and historical forfeiture experience.
During the six months ended September 30, 2024, the Company has granted PSUs for the first time, with Relative Total Shareholder Return (“TSR”) as the performance measure under the Omnibus Incentive Plan (as defined below). PSUs granted with TSR as the performance measure are measured over the full three-year performance period relative to the S&P 500 IT Sector Index and have the potential to vest between 0% and 200% of the original award amount depending on the relative TSR achievement. To determine the grant date fair value of the awards with TSR-based performance measures, a Monte Carlo simulation model is used. We recognize compensation expense for the market-based TSR awards over the requisite service period based on the grant date fair value.
Employee Stock Purchase Plan
In August 2024 and September 2024, the Company’s Board of Directors adopted and the Company’s shareholders approved, respectively, the Company’s 2024 Employee Stock Purchase Plan (the “ESPP”). The maximum number of shares that may be granted under the ESPP is equal to the number of shares available for issuance under the Omnibus Incentive Plan, and each share granted under the ESPP reduces the number of shares available for issuance under the Omnibus Incentive Plan and its sub-plans by one share.
The ESPP provides for one or more offering periods, and each offering will be for any period of between six and 24 calendar months as determined by the Remuneration Committee of the Company’s Board of Directors (the “Remuneration Committee”). Subject to any limitations contained therein, the ESPP allows eligible employees to purchase the Company’s ordinary shares or ADSs through payroll deductions of up to 10% of eligible compensation, subject to a cap of $25,000 per year (as calculated based on applicable tax rules). Eligible employees may be granted ESPP options to acquire ordinary shares or ADSs at a fixed price, which may be set at a discount of up to 15% of the lesser of (1) the fair market value of the

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
ordinary shares or ADSs on the day before the offering period start date or (2) the fair market value of the ordinary shares or ADSs on the day before the purchase date at the end of the offering period. Employees may withdraw from the ESPP during specified periods and receive a full refund of accumulated payroll contributions. Employees who cease working at the Company during an offering period are treated as withdrawing from the ESPP.
The Company expects the first purchase period under the ESPP to commence during the fiscal year ending March 31, 2025. As of September 30, 2024, no ordinary shares or ADSs have been purchased under the ESPP.
Restricted Share Units – 2022 Arm Limited RSU Award Plan (“2022 RSU Plan”)
The table below identifies the award activity under the 2022 RSU Plan:

(in millions, except per share amounts)	Awards (1)	Weighted Average Grant Date Fair Value Per Award (1)
Outstanding as of March 31, 2024	23	$42.30
Granted	1	$91.43
Vested	(10)	$42.54
Cancelled and forfeited	(2)	$41.36
Outstanding and expected to vest as of September 30, 2024	12	$44.23
(1)    Awards and weighted average grant date per share exclude shares related to certain executive awards that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
As of September 30, 2024, there was $480.6 million total unrecognized compensation cost related to awards issued under the 2022 RSU Plan which are expected to be recognized over a weighted-average period of 0.7 years.
Omnibus Incentive Plan
In August 2023, the Company’s Board of Directors adopted the Omnibus Incentive Plan (the “Omnibus Incentive Plan”) which became effective in September 2023. The maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan is equal to the sum of (i) 20,500,000 ordinary shares and (ii) an annual increase on April 1 of each year beginning on April 1, 2024 and ending on April 1, 2028, equal to the lesser of (A) 2% of the aggregate number of ordinary shares outstanding on March 31 of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by the Company’s Board of Directors or the Remuneration Committee. No more than 20,500,000 ordinary shares may be issued under the Omnibus Incentive Plan upon the exercise of incentive stock options.
In October 2023, the Company started to grant RSUs and PSUs under the Omnibus Incentive Plan to employees, including executives of the Company. The RSUs and PSUs granted neither carry rights to dividends nor voting rights until the shares are issued or transferred to the recipient. The Omnibus Incentive Plan allows for either cash or share settlement of the awards by tranche, if applicable, at the discretion of the Remuneration Committee. At the time of issuance, the Company intended to settle the RSUs and PSUs in shares at the vesting date and such awards are accounted for as equity-classified awards. The RSUs were granted to existing employees and new hires of the Company and its subsidiaries, Arm Israel and Arm France SAS and vest in tranches, require continuous service through the vesting date and are subject to graded vesting over a period of three to four years. RSUs granted to employees and new hires of subsidiaries in Israel and France substantially share the same terms as the existing RSUs under the 2022 RSU Plan with differences limited to the vesting schedules and holding period for France. Awards were granted to executives of the Company and include a portion that vests over a three-year continuous service period, a portion that is subject to continuous service and satisfaction of certain Company performance conditions, and another portion that is subject to continuous service and to TSR measured over the full three-year performance period relative to the S&P 500 IT Sector Index. The time-based portion of the RSUs vest over a three-year period. The portion of the PSUs that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original award amount depending on the achievement of

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
annual performance metrics. The portion of the PSUs that are subject to continuous service and are measured over the full three-year performance period to relative TSR have the potential to vest between 0% and 200% of the original award amount depending on the relative TSR achievement.
The table below identifies all award activity under the Omnibus Incentive Plan:

(in millions, except per share amounts)	Awards (1)	Weighted Average Grant Date Fair Value Per Award (1)
Outstanding as of March 31, 2024	2	$68.13
Granted	10	$119.32
Vested	(1)	$56.53
Cancelled and forfeited	—	$111.43
Outstanding and expected to vest as of September 30, 2024	11	$113.20
(1)    Awards and weighted average grant date per share exclude shares related to PSUs that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
As of September 30, 2024, there was $1,065.5 million total unrecognized compensation cost related to awards issued under the Omnibus Incentive Plan, which is expected to be recognized over a weighted-average period of 1.6 years.
Share-based Compensation Cost
A summary of share-based compensation cost recognized in the Condensed Consolidated Income Statements is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2024	2023	2024	2023
Cost of sales	$7	$20	$13	$26
Research and development	154	349	283	452
Selling, general and administrative	57	149	104	198
Pre-tax share-based compensation cost	$218	$518	$400	$676
Less: income tax effect	30	41	42	70
Net share-based compensation cost	$188	$477	$358	$606
No share-based compensation cost was capitalized for the three and six months ended September 30, 2024 and 2023.
10 - Income Taxes
For the three months ended September 30, 2024 and 2023, income tax benefit (expense) was $43.0 million and $9.0 million, respectively. For the six months ended September 30, 2024 and 2023, income tax benefit (expense) was $22.0 million and $(13.0) million, respectively. For the three months ended September 30, 2024 and 2023, the income tax benefit (expense) as a percentage of income before taxes was 67.2% and (7.6)%, respectively. For the six months ended September 30, 2024 and 2023, the income tax benefit (expense) as a percentage of income before taxes was 7.1% and (162.5)%, respectively.
The effective rate decreased compared to the same period last year primarily due to windfall tax benefits associated with share-based compensation arising in the three and six months ended September 30, 2024. Additionally, a $25.0 million contingency was released in the three months ended September 30, 2024, following the resolution of a tax inquiry.
For the three months ended September 30, 2024 and 2023, the effective rate differed from the U.K. statutory rate of 25% in both periods, primarily due to patent box, research and development tax credits and the tax impact of share-based

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
compensation cost. For the six months ended September 30, 2024 and 2023, the effective rate differed from the U.K. statutory rate of 25% in both periods, primarily due to patent box, research and development tax credits and the tax impact of share-based compensation cost. As noted above there was also a $25.0 million release of a contingency provision in the three months ended September 30, 2024, following the resolution of a tax inquiry.
11 - Net Income (Loss) Per Share
The following table presents a reconciliation of basic and diluted earnings per share computations for all periods presented:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions, except per share amounts)	2024	2023	2024	2023
Numerator:
Income (loss) attributable to ordinary shareholders — basic and diluted
Net income (loss)	$107	$(110)	$330	$(5)
Denominator:
Weighted average ordinary shares used to calculate income (loss) per share — basic (1)	1,049	1,025	1,047	1,025
Equity-classified shared-based awards	14	—	14	—
Weighted average ordinary shares used to calculate income (loss) per share — diluted	1,063	1,025	1,061	1,025
Income (loss) per share attributable to ordinary shareholders — basic
Net income (loss) per ordinary share - basic	$0.10	$(0.11)	$0.32	$—
Income (loss) per share attributable to ordinary shareholders — diluted
Net income (loss) per ordinary share - diluted	$0.10	$(0.11)	$0.31	$—
Securities excluded from diluted net income (loss) per ordinary share because their effect would have been anti-dilutive:
Restricted share units (2)	—	39	—	39
Performance share units (3)	1	1	1	1
Total	1	40	1	40
(1)    For the three and six months ended September 30, 2023, includes weighted average ordinary shares for vested securities without restrictions that were not issued and outstanding as of the end of the reporting period.
(2)    For the three and six months ended September 30, 2023, RSUs exclude certain awards which require cash settlement and do not allow for share settlement.
(3)    Prior to the IPO, certain executive awards entitled participants to fixed monetary amounts where the quantity of securities was calculated based on the total fixed monetary amount divided by the closing average market price of ordinary shares. Upon the IPO, these awards entitled participants to a fixed number of ordinary shares calculated based on the total fixed monetary amount divided by the IPO price.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
12 - Commitments and Contingencies
Litigation
From time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. Because the results of any litigation or other legal proceedings are uncertain, the Company’s financial position, results of operations or cash flows could be materially affected by an unfavorable resolution of one or more of these proceedings, claims, or demands. However, management does not currently believe the ultimate resolution of any pending legal matters is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss.
No material amounts related to litigation settlements were recognized in the three and six months ended September 30, 2024. For the three and six months ended September 30, 2023, the liability for litigation was reversed resulting in a reduction of selling, general and administrative expenses by $40.0 million due to a settlement agreement and no amount of cash was paid by the Company.
Arduino Guarantee
The Company is guarantor for a $5.6 million credit facility available to Arduino. As of September 30, 2024 and March 31, 2024, no claims have been made against the guaranty. The guaranty expires in January 2025.
13 - Related Party Transactions
Arm China and Acetone Limited
Following the restructuring of its direct investment in Arm Technology (China) Co. Limited (“Arm China”) in the fiscal year ended March 31, 2022, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.2% interest in Arm China. The Company has no direct material transactions with Acetone Limited.
For the three months ended September 30, 2024 and 2023, the Company recognized revenue of $147.7 million and $162.0 million, respectively, generated pursuant to arrangements under the terms of the intellectual property license agreement with Arm China (the “IPLA”), and recognized expenses of $15.2 million and $17.5 million, respectively, under a service share arrangement with Arm China. For the six months ended September 30, 2024 and 2023, the Company recognized revenue of $270.3 million and $300.9 million, respectively, generated pursuant to arrangements under the terms of the IPLA, and recognized expenses of $31.4 million and $33.6 million, respectively, under a service share arrangement with Arm China. The Company leases certain assets to Arm China. For the three months ended September 30, 2024 and 2023, rental income from the assets leased to Arm China was $0.3 million and $0.4 million, respectively, which is included within the recognized revenue. For the six months ended September 30, 2024 and 2023, rental income from the assets leased to Arm China was $0.7 million and $0.9 million, respectively, which is included within the recognized revenue.
As of September 30, 2024, the Company had a net receivable of $168.9 million ($179.5 million receivable less $10.6 million payable) from Arm China. As of March 31, 2024, the Company had a net receivable of $175.8 million ($181.1 million receivable less $5.3 million payable) from Arm China. As of September 30, 2024 and March 31, 2024, the Company had contract liabilities of $106.9 million and $105.7 million, respectively, relating to Arm China.
For the three months ended September 30, 2024, the Company did not recognize any expected credit losses against earnings relating to Arm China. For the six months ended September 30, 2024, the Company recognized $16.0 million for expected credit losses against earnings relating to Arm China. For the three and six months ended September 30, 2023, the Company did not recognize any expected credit losses against earnings relating to Arm China. As of September 30, 2024 and March 31, 2024, the Company’s allowance for current expected credit losses related to Arm China was $16.0 million and $0.0 million, respectively, which is reflected in accounts receivable, net on the Condensed Consolidated Balance Sheets.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
See Note 4 - Equity Investments, for further details of the impact of Acetone Limited on the Company’s results.
Other Entities Related by Virtue of Common Control by SoftBank Group
The Company entered into related party transactions with an affiliate of SoftBank Group Corp. (collectively “SoftBank Group”) relating to a licensing and service arrangement. For the three and six months ended September 30, 2024, revenue from SoftBank Group was $43.2 million. As of September 30, 2024, the Company had contract assets of $43.2 million and did not have any accounts receivable or contract liabilities from SoftBank Group.
The Company had revenue transactions, along with accounts receivable, contract assets and contract liabilities balances, with other entities under common control by SoftBank Group. For the three and six months ended September 30, 2024, the Company did not recognize revenue from other entities controlled by SoftBank Group. For the three and six months ended September 30, 2023, the Company recognized revenue of $0.4 million and $0.6 million, respectively, from other entities controlled by SoftBank Group. As of September 30, 2024, the Company did not have any accounts receivable, contract assets or contract liabilities related to other entities controlled by SoftBank Group. In August 2023, the Company distributed its receivable related to the Company’s sale of Pelion IOT Limited and its subsidiaries (“IoTP”) to the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. As of March 31, 2024, the Company had accounts receivable of $0.8 million, contract assets of $3.1 million, and contract liabilities of $1.6 million related to other entities controlled by SoftBank Group. The Company also had an immaterial lease with an entity under common control by SoftBank Group, which ended as of December 31, 2023.
Other Equity Investments
The Company has revenue transactions, along with receivable, contract asset and contract liability balances for certain other equity investees, for which the Company has significant influence or, for investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor, for which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership) (such investees, “Significant Influence Investees”). For the three months ended September 30, 2024 and 2023, the Company recognized revenue of $0.6 million and $0.1 million, respectively, from Significant Influence Investees. For the six months ended September 30, 2024 and 2023, the Company recognized revenue of $2.0 million and $1.1 million, respectively, from Significant Influence Investees.
As of September 30, 2024, the Company had contract assets and contract liabilities of $12.1 million and $0.2 million, respectively, related to contracts with Significant Influence Investees. As of September 30, 2024, the Company did not have accounts receivable with Significant influence investees. As of March 31, 2024, the Company had accounts receivable and contract assets of $0.2 million and $18.7 million, respectively, related to contracts with Significant Influence Investees. As of March 31, 2024, the Company did not have contract liabilities related to contracts with Significant Influence Investees.
For the three months ended September 30, 2024 and 2023, the Company recognized aggregate distributions, dividends and returns of capital from certain equity investments of $1.0 million and $2.1 million, respectively. For the six months ended September 30, 2024 and 2023, the Company recognized aggregate distributions, dividends and returns of capital from certain equity investments of $1.3 million and $2.4 million, respectively.
Linaro Limited
Linaro Limited (“Linaro”) is a not-for-profit entity for which the Company is a member and has significant influence. For the three months ended September 30, 2024 and 2023, the Company incurred subscription and other costs of $3.0 million and $2.4 million, respectively, from Linaro. For the six months ended September 30, 2024 and 2023, the Company incurred subscription and other costs of $5.4 million and $4.7 million, respectively, from Linaro. As of September 30, 2024 and March 31, 2024, $1.1 million and $1.3 million, respectively, was recorded in other current liabilities on the Condensed Consolidated Balance Sheets.
In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
five years. As of September 30, 2024 and March 31, 2024, the total unpaid purchase consideration was $3.2 million, which was recorded in prepaid expenses and other current assets and other non-current assets on the Condensed Consolidated Balance Sheets.
Loans to Related Parties
As of September 30, 2024 and March 31, 2024, the Company had a loan receivable of $16.4 million and $16.2 million, respectively, with Arduino, a related party and a loan receivable of $3.2 million and $3.1 million, respectively, with Cerfe Labs, Inc, a related party, both of which remain fully impaired. See Note 5 - Financial Instruments, for further information regarding these loans.
As of September 30, 2024 and March 31, 2024, the outstanding balance of the convertible promissory note with Ampere, a related party, was $33.1 million and $32.4 million, respectively. The Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere as of September 30, 2024. See Note 4 - Equity Investments, for further details on Ampere.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated financial statements and related notes included in this Quarterly Report on Form 6-K (this “Quarterly Report”) and in conjunction with our audited consolidated financial statements and related notes for the fiscal year ended March 31, 2024, which are included in our Annual Report on Form 20-F, filed with the SEC on May 29, 2024 (the “Annual Report”). Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections in our Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.
Overview
Arm architects, develops, and licenses high-performance, low-cost, and energy-efficient compute platforms, on which many of the world’s leading semiconductor companies and original equipment manufacturers rely to develop their products. We enable any company to make a modern computer chip through the unique combination of our compute platforms and our unmatched ecosystem of technology partners. Our primary product offerings are leading CPU products that address diverse performance, power, and cost requirements. Complementary products such as graphics processing units (“GPUs”), System IP (including memory controller IP, interconnect IP, and other on-chip peripheral components), and compute platforms are also available and enable high-performance, efficient, reliable, system-level creation for a wide range of increasingly sophisticated devices and applications. Our development tools and robust software ecosystem have further solidified our position as the world’s most widely adopted processor architecture. Our partners include leading semiconductor technology suppliers (including foundries and electronic design automation vendors), firmware and operating system vendors, game engine vendors, software tool providers and application software developers. Our solution, combined with the breadth of our software ecosystem and the millions of chip design engineers and software developers that utilize it, has created a virtuous cycle of adoption, which means that software developers write software for Arm-based devices because it offers the biggest market for their products, and chip designers choose Arm processors because they have the broadest support of software applications.
Corporate Reorganization
In September 2023, we completed a board approved corporate reorganization which involved (1) the shareholders of Arm Limited exchanging each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited; and (2) the re-registration of Arm Holdings Limited as a public limited company under the laws of England and Wales at which time its name was changed to Arm Holdings plc. This corporate reorganization was solely for the purpose of reorganizing our corporate structure, in which Arm Limited became a wholly owned subsidiary of the holding company, Arm Holdings plc. This transfer of equity resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and the same number of ordinary shares as their previous shareholding in Arm Limited. As a result of the corporate reorganization between entities under common control, our historical consolidated financial statements were retrospectively adjusted for the change in reporting entity. Therefore, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization.

Our Business Model
We have a flexible business model for licensing products to customers, and we are continuously assessing our ability to provide greater flexibility to our customers and maximize the number of design wins for our products. Our customers license our products for a fee, which gives them access to our products and enables them to develop Arm-based processors. Once a processor has been designed and manufactured with our products, we receive a per-unit royalty on substantially all Arm-based chips shipped by our customers. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs. Our licensing and royalty business model primarily includes:
•Arm Total Access Agreements: Under an Arm Total Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. We retain the right, from time to time, to add or remove specific products from the package. The agreement is for a fixed term and may limit the number of concurrent chip designs that may use products from the package.
•Arm Flexible Access Agreements: Under an Arm Flexible Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. Unlike an Arm Total Access license, the package of products licensed pursuant to an Arm Flexible Access agreement will not contain our latest products. Although customers are free to experiment with products contained in the Arm Flexible Access package, they must pay a single use license fee for specific products if they include Arm products in a final chip design “tape out,” when the final result of a semiconductor chip design is sent for manufacturing. As with an Arm Total Access agreement, we retain the right, from time to time, to add or remove specific products from the package.
•Technology Licensing Agreements (“TLA”): Under a TLA, we license a single CPU design or other technology design to a customer in return for a fixed license fee. The license may be limited by term (i.e., the number of years during which the licensee is entitled to incorporate our products in new chip designs, but licensees typically have the right to manufacture designs perpetually) and/or by number of uses (i.e., the number of concurrent chip designs that may use our products).
•Architecture License Agreements (“ALA”): Under an ALA, the licensee is allowed to develop their own highly customized CPU designs that is compliant with the Arm instruction set architecture (“ISA”) for a fixed architecture license fee. As the creation of an optimized CPU is very costly and time consuming, architecture licensees will often also license Arm CPU designs to use either as a complementary processor alongside the licensee’s Arm-compliant CPU design, or in other chips where the licensee’s own design is unsuitable.
•Royalty Fees: We generate the majority of our revenue from customers who enter into license agreements, pursuant to which we receive royalty fees based on average selling price of the customer’s Arm-based chip or a fixed fee per chip. Royalty revenue is impacted primarily by the adoption of our products by the licensee as well as other factors, such as product lifecycles, customer’s business performance, market trends and global supply constraints.
Key Factors and Trends Affecting Our Operating Results
We believe that the growth of our business and our future success are dependent upon many factors, including those described in the section titled “Item 3. Key Information—D. Risk Factors” and elsewhere in the Annual Report as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.
Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry
Semiconductor chips are essential components in consumer, enterprise, and automotive electronics, which has resulted in sustained and increasing long-term demand for semiconductor chips, a significant percentage of which contain our products. Our license and royalty revenue is, in part, affected by market conditions in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer and enterprise spending. While the semiconductor industry has experienced significant, prolonged, and sometimes sudden downturns in the past, we expect there to be continued and increasing demand for semiconductors over the long term as macro trends drive device manufacturers to produce more powerful and energy-efficient devices.
Because our royalty revenue is dependent on the number of Arm-powered chips shipped by our customers, dislocations created by cyclical, economic factors generally affect demand for our customers’ chips and, consequently, may result in variability in our operating performance. Royalties are recognized on an accrual basis in the quarter in which the customer ships products incorporating our products. A material portion of the accrual is estimated using trend analysis of market and sales data as well as customer-specific financial information with a true-up in the following quarter based on actual sales data once received. Accordingly, differences between our estimated market trends and our customers’ forecasts of their chip shipments can lead to variability in our royalty revenue.
Our Market Share Across End Markets
Arm CPUs are the world’s most widely licensed and deployed processors. Our products are used in almost all smartphones, the majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors, including for both consumer and enterprise applications. As new high-growth markets for electronics emerge and incorporate more artificial intelligence (“AI”) and machine learning workloads, they require our more advanced processor designs in areas such as cloud computing, the automotive industry, and the internet of things (“IoT”) economy. Our operating and financial performance is dependent, in large part, upon maintaining our market share in the smartphone and consumer electronics markets and maintaining or growing market share in our other target markets.
Ability to Provide Our Customers with More Value Per Chip
We believe our ability to continue to develop more advanced products and offer increasingly comprehensive product packages, including providing more complete subsystems, such as Arm's Compute Subsystems (“CSS”) solutions which are pre-integrated and pre-verified configurations of Arm technology, will encourage greater use of our products by existing and prospective customers. For example, some licensees may combine multiple different Arm CPUs in a single chip, Arm CPUs with other Arm IP such as Arm GPUs, or deploy Arm CPU implementations with more than 100 cores. Some customers may be better served by the integration of our IP into a subsystem with additional information to assist in fabrication. For chips where our products have provided more value, we will typically receive a higher royalty rate per chip. Accordingly, we believe that our investments in higher performance, higher efficiency, and more specialized designs will drive greater demand for our products and higher value for our customers, which is expected to result in higher royalty fees. Our future performance is dependent on our continued ability to provide value to customers, and our ability to drive additional value through technological innovation.
Increasing Design Wins with Existing and Prospective Customers
We have in the past and will continue to make significant investments in research and development to ensure that we can develop products suitable for new opportunities with existing and prospective customers. A key measure of our success is our customer design wins. Because we are often embedded within our customers’ research and development functions, we typically have significant, unique visibility into our customers’ product development pipelines, which we believe positions us to capture design wins to a greater extent than our competitors. A “design win” occurs when a customer decides to include an Arm CPU product or related technology within one of their chip designs. For customers who already license our products, a new design win does not necessarily require a customer to sign a new license. By licensing a portfolio of Arm products to our customers (rather than licensing a single CPU design or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end-market penetration. Our licensing options provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.
Performance of Arm China
We utilize our commercial relationship with Arm China to access the PRC market, and a significant portion of our total revenue is generated from Arm China, a related party. Arm China has the right to sublicense our processor technology pursuant to the intellectual property license agreement (“IPLA”). Our responsibility under the IPLA is to facilitate delivery of our processor technology to Arm China’s end customers in accordance with detailed instructions and other specifications from Arm China. Our revenue is calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with its end customers. Where our revenue is earned as a percentage of the license fee received by Arm China, we categorize such revenue as our license revenue. Our share of Arm China’s royalties is categorized as royalty revenue in our financial statements. Despite our reliance on Arm China through our commercial relationship with it, both as a source of revenue and a conduit to the important PRC market, Arm China operates independently of us. Under the IPLA, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, we are dependent on Arm China providing us with reliable and timely financial information. Additionally, political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Total revenue derived from Arm China decreased during the three and six months ended September 30, 2024, as compared to the three and six months ended September 30, 2023. The decrease in licensing and other revenue from Arm China was partially offset by increased royalty revenue from Arm China during the three and six months ended September 30, 2024 as compared to the three and six months ended September 30, 2023 primarily due to smartphone market recovery and improved mix of products with higher royalty rates per chip, such as Armv9 technology.
Developments in Export Control Regulations
In October 2023, the Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce published updated export controls on advanced computing chips, computer commodities that contain such chips, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. The October 2023 export controls expand the scope of items subject to license requirements for certain entities on BIS’s Entity List. As a result, our freedom to license our products to designated countries or entities could be reduced, and our commercial relationships could be further harmed by limiting the ability of certain of our customers and partners from freely shipping chips and end products incorporating certain of our products.
Impact of the Current Macroeconomic Environment and Geopolitical Events
Uncertainty in the macroeconomic environment, resulting from a range of events and trends, including the recent financial institution failures, rise in global inflation and interest rates, supply chain disruptions, geopolitical pressures, including the unknown impact of current and future U.S. and PRC trade regulations, changes in PRC-Taiwan relations, the war in Ukraine, fluctuation in foreign exchange rates, and associated global economic conditions have resulted in volatility in our operating performance. For example, the war in Ukraine could lead to further market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing. The conflicts in the Middle East have caused no major interruption to our operations to date. Furthermore, given the concentration of semiconductor manufacturing in East Asia (particularly in Taiwan), any potential escalation in geopolitical tensions in Asia, particularly with respect to Taiwan, could significantly disrupt existing semiconductor chip manufacturing and increase the prospect of increased interruption to the semiconductor chip supply across the world.
Investment in Technology and Product Development
To remain competitive, we must continue to develop new applications and enhancements to our existing products and services, particularly as next generation technology is adopted by market participants. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success.
In addition, we continue to evaluate opportunities and potential investments to develop new technologies and advanced products, including in the AI arena and thereby expand beyond individual design IP elements to providing a more complete system.
Although our efforts in this regard are still in the nascent stages, in the future we may invest greater financial and other resources in furtherance of those efforts, explore investment and/or acquisition opportunities, and engage with one or more partners to provide technical, financial and/or other support.

Recent Events and Transactions
Public Company Expenses
We continue to implement and enhance additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect our finance, legal and employee-related expenses to increase as we continue to establish and enhance more comprehensive compliance and governance functions and hire additional personnel to support such functions, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements will reflect the impact of these expenses. We also expect higher premiums for the costs of our insurance, including directors’ and officers’ insurance.
Share-based Compensation
As of March 31, 2024, 100% of the awards granted under our All Employee Plan 2019 and Executive IPO Plan 2019 have vested and were settled in shares. Equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, which we expect to increase over time.
Components of Results of Operations
Total Revenue
Most of our licenses have two components: license fees and support and maintenance fees (recognized as license and other revenue) and per-chip royalties (recognized as royalty revenue). However, some licenses can have multiple payment milestones that are date-based or event-based (e.g., six months after the effective date of the contract or upon tape-out of the first chip design).
We disaggregate revenue into the following categories for major product offerings:
License and Other Revenue
License and other revenue include revenue from licensing, software development tools, design services, training, support, and all other fees that do not constitute royalty revenue. The products licensed by us consists of design information and related documentation to enable a customer to design and manufacture semiconductor chips and related technology. Over the term of a license, contractual payments can generally range from hundreds of thousands of dollars to hundreds of millions of dollars, depending on the type of license, its duration, and the type of product that is being licensed. A license may be perpetual, use-limited or time-limited in its application. Delivery (i.e., providing the customer access to the licensed products) generally occurs within a short period after executing a license agreement. In some cases, we may license products that are still under development, in which case delivery can be many months, or even years, after executing a license agreement. We generate a significant proportion of our Licensing and other revenue from a relatively small number of customers.
License fees are invoiced pursuant to an agreed schedule. Typically, the first invoice is generated upon signing of the license agreement, and licensing and other revenue is recognized upon delivery of the products. In addition to the license fees, our license agreements generally provide for customer support services, which consist of telephonic or e-mail support. Fees for customer support services are generally specified in the contract. Typically, no upgrades to the licensed products are provided, except those updates and upgrades provided on a when-and-if-available basis. Revenue from customer service support is recorded within other revenue.
Arm Flexible Access agreements provide our customers with access to a wide range of processor, graphics, and systems products, especially older and less performant products. Arm Flexible Access agreements have two components: an annual low-cost portfolio license fee payable in installments and a license fee once they have reached “tape-out,” which occurs when the final result of our customer’s semiconductor chip design incorporating our products is sent for manufacturing, at which point they decide which of our products they wish to deploy in their chip. We believe that Arm Flexible Access agreements are most suitable for smaller companies, including start-ups and business units of larger companies, that want to experiment with different configurations of our products before committing to a chip design.

Arm Total Access agreements also provide our customers with access to a package of our products, including processor, graphics, and systems products. Arm Total Access customers have the option to license our most advanced processors as part of the package. Arm Total Access customers pay a periodic portfolio license fee to maintain access to our products. There are no additional fees payable by our customers under our Arm Total Access agreements upon tape-out because manufacturing design rights are included within the portfolio license fee and are reflected in the license pricing. We believe that Arm Total Access agreements are most suitable for larger, established, semiconductor companies who expect to deploy our products in a wide range of their products.
We provide software development tools and a range of services to companies developing chips based on our products. These tools and services include, among others: (i) software development tools for engineers to write and debug software on Arm processors, (ii) design license and development services to customize technology IP tailored towards customers’ specific needs, (iii) training on our products and how to write software to utilize their functionality and capability, and (iv) support and maintenance, for which we generally require an annual fee for a minimum of one year.
Royalty Revenue
Royalties are generally either set as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. The royalty rates per chip typically reduce over time as the total volume of chips incorporating our products shipped increases; notwithstanding such reductions in royalty rates and fees per chip, license agreements with component manufacturing customers typically include a minimum royalty percentage or fee per chip. Royalty payment schedules in individual license agreements vary depending on the nature of the license and the degree of market acceptance of our products on the date the license agreement is executed. In addition, the amount of royalty payments in respect of our products can increase as the customer integrates more of our products into the chip. See “—Key Factors and Trends Affecting Our Operating Results—Ability to Provide Our Customers with More Value Per Chip” above for examples of how customers may incorporate multiple products in a single chip. License contracts require the licensee to issue royalty reports, including details of chip sales, to us on a quarterly basis.
Royalty revenue is recognized on an accrual basis in the quarter in which the customers ship chips containing our products, using estimates from sales trends and judgment for several key attributes, including industry estimates of expected shipments, the mix of products sold, the percentage of markets using our products, and average selling price. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.
Revenue from External Customers and Related Parties
We also separately present revenue derived from contracts with our external customers and those derived from related parties. Revenue from related parties is derived from Arm China, customers in which we have an equity method investment, and other entities related to us by virtue of common control by SoftBank Group.
Cost of Sales
Cost of sales (“COS”) is comprised primarily of the costs of providing technical support and training to our customers. Occasionally, some research and development costs are classified as COS if one of our IP products is being customized as part of professional and design services. COS expenses consist primarily of employee-related expenses, project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation and associated benefits.
Research and Development
Research and development is at the heart of our business and critical to our future success. Accordingly, we have always invested, and will continue to invest, significant resources in our research and development program. Our vision to invest and develop new products is driven by our desire to maintain or increase our market share and create value for our customers. By developing and licensing innovative products, we allow our customers to focus their resources on competitive differentiation, unique to their own ability to differentiate.

We have substantially increased our research and development investment to focus on long-term returns and to replicate the strong position that we maintain in smartphones and in other markets, such as automotive, networking equipment, cloud compute and industrial IoT. Each generation of processor is typically more advanced and more complex than the previous generation, which requires increased development efforts that may be partially offset by improvements in productivity. Consequently, each year we increase our research and development investment in line with the increased development needs of the next generation of products. Engineers are in high demand and well remunerated, and accordingly our increased research and development activity will continue to result in an increase in costs, principally driven by salaries for such technical employees and the costs of tools they need.
Research and development expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in research and development functions, along with project materials costs, third-party fees paid to consultants, depreciation and amortization, allocated overhead, information technology and other development expenses. We receive government grants to compensate for certain research activities and we recognize the benefit as a reduction of the related expenses included in research and development expenses.
Selling, General and Administrative
Our engineering teams are well supported by vital selling, general and administrative functions. Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in sales and marketing, along with corporate and administrative functions, including accounting and legal professional services fees, depreciation and amortization, advertising expenses, allocated overhead, information technology and other corporate-related expenses.
Income (loss) from Equity Investments, Net
Income (loss) from equity investments, net includes changes in the fair value of certain equity method investments for which we elect to apply fair value accounting or at the NAV, our proportionate share of equity method investee income or loss for certain equity method investments, and gains and losses on other marketable and non-marketable securities. Our proportionate share of income or loss from equity method investments accounted for under the equity method is recognized in the subsequent quarter of which such income or loss is recognized by our investee.
Interest Income, Net
Interest income consists primarily of interest received on cash and cash equivalents, short-term investments that we hold with various financial institutions, and loans receivable. Interest expense consists primarily of interest on finance leases.
Other Non-Operating Income (Loss), Net
Other non-operating income (loss), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from changes in the fair value of derivative financial instruments, gains or losses on realized and unrealized foreign exchange contracts and changes in the fair value of convertible loans receivable.
Income Tax Benefit (Expense)
We account for income taxes using the asset and liability method under GAAP, whereby deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expense reflects income earned and taxed, in jurisdictions in which we conduct business, which mainly include U.K. and U.S. federal and state income taxes. We benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

Results of Operations
The following table sets forth the components of operations from our unaudited Condensed Consolidated Income Statements and such data as a percentage of total revenue on an absolute basis, for the periods indicated:

	Three Months Ended September 30,				Six Months Ended September 30,
(in millions, except percentages)	2024	% of revenue	2023	% of revenue	2024	% of revenue	2023	% of revenue
Revenue:
Revenue from external customers	$652	77%	$644	80%	$1,467	82%	$1,179	80%
Revenue from related parties	192	23%	162	20%	316	18%	302	20%
Total revenue	844	100%	806	100%	1,783	100%	1,481	100%
Cost of sales	(32)	4%	(46)	6%	(65)	4%	(77)	5%
Gross profit	812	96%	760	94%	1,718	96%	1,404	95%
Operating expenses:
Research and development	(507)	60%	(626)	78%	(992)	56%	(963)	65%
Selling, general and administrative	(241)	29%	(290)	36%	(480)	27%	(486)	33%
Total operating expense	(748)	89%	(916)	114%	(1,472)	83%	(1,449)	98%
Operating income (loss)	64	8%	(156)	19%	246	14%	(45)	3%
Income (loss) from equity investments, net	(10)	1%	(5)	1%	14	1%	(12)	1%
Interest income, net	29	3%	28	3%	61	3%	52	4%
Other non-operating income (loss), net	(19)	2%	14	2%	(13)	1%	13	1%
Income (loss) before income taxes	64	8%	(119)	15%	308	17%	8	1%
Income tax benefit (expense)	43	5%	9	1%	22	1%	(13)	1%
Net income (loss)	$107	13%	$(110)	14%	$330	19%	$(5)	—%
Percentages are calculated from the amounts presented and may not add to their respective totals due to rounding

Total revenue

	Three Months Ended September 30,
	External Customers			Related Parties			Total
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change	2024	2023	% Change
License and Other Revenue	$240	$294	(18)%	$90	$94	(4)%	$330	$388	(15)%
Royalty Revenue	412	350	18%	102	68	50%	514	418	23%
	$652	$644	1%	$192	$162	19%	$844	$806	5%

	Six Months Ended September 30,
	External Customers			Related Parties			Total
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change	2024	2023	% Change
License and Other Revenue	$681	$474	44%	$121	$189	(36)%	$802	$663	21%
Royalty Revenue	786	705	11%	195	113	73%	981	818	20%
	$1,467	$1,179	24%	$316	$302	5%	$1,783	$1,481	20%
Total revenue increased $38 million, or 5%, to $844 million during the three months ended September 30, 2024, from total revenue of $806 million during the three months ended September 30, 2023, and increased $302 million, or 20%, to $1,783 million during the six months ended September 30, 2024, from total revenue of $1,481 million during the six months ended September 30, 2023.
License and other revenue decreased $58 million, or 15%, during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, and increased $139 million, or 21%, during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. The performance for both periods was impacted by normal fluctuation in timing and size of multiple high-value license agreements and contributions from backlog into the current period from arrangements entered in prior periods.
Royalty revenue increased $96 million, or 23%, during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, and increased $163 million, or 20%, during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. Growth rates for both periods were driven by smartphone market recovery and an improved mix of products with higher royalty rates per chip, such as Armv9 technology.
Revenue from external customers increased $8 million, or 1%, during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, and increased $288 million, or 24%, during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. Revenue from related parties increased $30 million, or 19%, during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, and increased $14 million, or 5%, during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. The growth drivers for the changes in revenue from external customers and related parties for both periods were generally consistent with the trends for changes in license and other revenue and royalty revenue described above.
During the three months ended September 30, 2024 and 2023, revenue from sales to customers outside of the U.S. accounted for approximately 65% and approximately 59% of total revenue, respectively. During the six months ended September 30, 2024 and 2023, revenue from sales to customers outside of the U.S. accounted for approximately 52% and approximately 58% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than U.S. dollars, and the impact of changes in foreign exchange rates on our revenue for the three and six months ended September 30, 2024 and 2023 was immaterial.

Cost of sales

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change
Cost of sales	$(32)	$(46)	(30)%	$(65)	$(77)	(16)%
Cost of sales decreased by $14 million, or 30%, during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, and decreased by $12 million, or 16%, during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, primarily due to decreases in share-based compensation costs and activities associated with professional and design services, partially offset by increases in salaries and related expenses.
Research and development

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change
Research and development	$(507)	$(626)	(19)%	$(992)	$(963)	3%
Research and development expenses decreased by $119 million, or 19%, during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, primarily due to decreases in share-based compensation costs, partially offset by increases in investments in next generation products. The increase in research and development expenses related to investments in next generation products was primarily due to salaries and related expenses as a result of headcount increases from hiring and increases in engineering expenses, including cloud services, which were partially offset by increases in research and development tax credits. Research and development expenses increased by $29 million, or 3%, during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, primarily due to increases in research and development expenses related to investments in next generation products as described above, partially offset by decreases in share-based compensation costs.
Selling, general and administrative

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change
Selling, general and administrative	$(241)	$(290)	(17)%	$(480)	$(486)	(1)%
Selling, general and administrative expenses decreased by $49 million, or 17%, during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, primarily due to decreases in share-based compensation costs and public company readiness costs. Other offsetting factors included increases in legal fees, software expenses, professional service expenses and related charges, marketing expenses, travel expenses and costs associated with disposal activities. Selling, general and administrative expenses decreased by $6 million, or 1%, during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, primarily due to decreases in share-based compensation costs and public company readiness costs, partially offset by the reversal of a liability for litigation which occurred during the six months ended September 30, 2023. Other offsetting factors included increases in salaries and related expenses driven by employer taxes arising in connection with vested awards, provision for current expected credit losses on accounts receivables, professional service expenses and related charges, software expenses, legal fees, marketing expenses, travel expenses and costs associated with disposal activities.
Income (loss) from equity investments, net

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change
Income (loss) from equity investments, net	$(10)	$(5)	100%	$14	$(12)	(217)%

Income (loss) from equity investments, net decreased by $5 million, or 100%, for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, primarily due to unrealized losses related to equity method investments accounted for at fair value and non-marketable securities. Income (loss) from equity investments, net increased by $26 million, or 217%, for the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, primarily due to unrealized gains related to an equity investment in a publicly listed company.
Interest income, net

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change
Interest income, net	$29	$28	4%	$61	$52	17%
Interest income, net increased by $1 million, or 4%, for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, and increased by $9 million, or 17%, for the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, primarily due to favorable interest rate yields recognized on higher short-term investments and cash equivalents.
Other non-operating income (loss), net

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change
Other non-operating income (loss), net	$(19)	$14	(236)%	$(13)	$13	(200)%
Other non-operating income (loss), net decreased by $33 million, or 236% for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, and decreased by $26 million for the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, primarily due to realized and unrealized foreign exchange losses.
Income tax benefit (expense)

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change
Income tax benefit (expense)	$43	$9	378%	$22	$(13)	(269)%
Income (loss) before income taxes	$64	$(119)		$308	$8
Income tax benefit (expense) as a percentage of income before taxes	67.2%	(7.6)%		7.1%	(162.5)%
Income tax benefit (expense) and the effective tax rate for the three and six months ended September 30, 2024 as compared to the three and six months ended September 30, 2023 changed primarily due to windfall tax benefits associated with share-based compensation arising in the three and six months ended September 30, 2024. Additionally, a contingency was released in the three months ended September 30, 2024, following the resolution of a tax inquiry.
The Organisation for Economic Co-Operation and Development (“OECD”) reached an agreement among various countries to implement a minimum 15% rate on certain multinational enterprises, commonly referred to as Pillar Two. In July 2023, the U.K. enacted legislation to implement the OECD framework for Pillar Two, part of which went into effect January 1, 2024. A number of other countries where we do business, including the U.S., Japan, and many countries in the European Union, have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations. We will continue to monitor the implementation of Pillar Two in the jurisdictions in which we operate. Given the numerous proposed tax law changes and the uncertainty regarding such proposed tax legislative changes, the impact of Pillar Two could adversely impact our effective tax rate. Pillar Two did not have a material impact on the financial statements or results of operations for the three and six months ended September 30, 2024.

Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund our cash obligations as they become due, including requirements of our business operations, working capital requirements, capital expenditures, contractual obligations, acquisitions and investments, and other commitments. Our primary sources of liquidity include cash, cash equivalents, cash generated from operations, partially supported by government research grant and tax credits. As of September 30, 2024, we had cash and cash equivalents of $1,498 million and short-term investments of $860 million. For the six months ended September 30, 2024 and 2023, the government research grant and tax credits benefits recognized were $72 million and $63 million, respectively.
We believe that our cash and cash equivalents and short-term investments will be adequate to meet our liquidity requirements for at least the next 12 months and in the longer term. We continuously evaluate our liquidity and capital resources to ensure we can finance future capital requirements. Our future capital requirements will depend on several factors, including our revenue growth, the timing and extent of spending on research and development efforts and other growth initiatives, the timing of new products and services introductions, market acceptance of our products, and overall economic conditions. We could be required, or could elect, to seek additional funding through debt or equity financing; however, additional funds may not be available on terms acceptable to us, if at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, financial condition and prospects.
The following table summarizes our cash flows for the periods indicated.

	Six Months Ended September 30,
(in millions)	2024	2023
Net cash provided by (used for) operating activities	$(284)	$113
Net cash provided by (used for) investing activities	$1	$(223)
Net cash provided by (used for) financing activities	$(149)	$(39)
Effect of foreign exchange rate changes on cash and cash equivalents	$7	$1
Net increase (decrease) in cash and cash equivalents	$(425)	$(148)
Cash and cash equivalents at the beginning of the period	$1,923	$1,554
Cash and cash equivalents at the end of the period	$1,498	$1,406
Net Cash Provided by (Used for) Operating Activities
Net cash used for operating activities increased by $397 million to $284 million for the six months ended September 30, 2024 as compared to net cash provided by operating activities during the six months ended September 30, 2023, primarily due to changes in working capital offset by the timing of certain non-cash items. Changes in working capital were primarily driven by an increase in accounts receivable due to timing of payments from customers, a decrease in other liabilities due to more cash used for employment taxes payable on vested shares, an increase in prepaid expenses and other assets primarily related to increases in R&D tax credit receivables, an increase in contract assets due to timing of revenue recognition, partially offset by relatively less cash used for accrued compensation and benefits due to changes related to liability-classified awards and cash bonuses, and a favorable movement in contract liabilities due to an increase in billings in advance of revenue recognition.
Net Cash Provided by (Used for) Investing Activities
Net cash used for investing activities decreased by $224 million to $1 million for the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, primarily due to a $320 million decrease in cash used for purchases of short-term investment, partially offset by reduction in proceeds from maturity of short-term investments and relatively more cash used for purchases of equity investments, purchases of property and equipment, and purchases of intangible assets.

Net Cash Used for Financing Activities
Net cash used for financing activities increased by $110 million to $149 million for the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, primarily due to a $85 million increase in cash used for payments of withholding tax on vested shares, other financing activities, and payments of intangible assets obligations.

Critical Accounting Estimates
Our condensed consolidated financial statements are prepared in accordance with GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty. Although we believe that the estimates and the assumptions supporting our assessments are reasonable, actual results could differ materially (either positively or negatively, as applicable) from our estimates, which could have a material effect on our condensed consolidated financial statements.
We believe that our most significant accounting policies include revenue recognition, valuation of equity investments measured at fair value, ordinary share valuations for the period prior to the IPO, share-based compensation, impairment of goodwill, and income taxes. These policies and the estimates and judgements involved are discussed further in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our Annual Report. We have other significant accounting policies that either do not generally require estimates and judgments that are as difficult or subjective, or it is less likely that such accounting policies would have a material impact on our reported results of operations for a given period.
Except for the accounting policies and estimates outlined under Note 1 - Description of Business and Summary of Significant Accounting Policies in the Notes to the Condensed Consolidated Financial Statements included in this Quarterly Report, there have been no material changes during the six months ended September 30, 2024 to the items that we disclosed as our significant accounting policies and estimates in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our Annual Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: November 7, 2024	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)